May 21, 2007

Atlas American Enterprise Bond Fund

Atlas Funds

794 Davis Street

San Leandro, California 94577

Evergreen Core Bond Fund

Evergreen Select Fixed Income Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 1, 2006 between Atlas Funds, a Delaware statutory trust (the “ Target Trust”), on behalf of one of its series, Atlas American Enterprise Bond Fund (“Target Fund”) and Evergreen Select Fixed Income Trust, a Delaware statutory trust (the “Acquiring Trust”), on behalf of one of its series, Evergreen Core Bond Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 12, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks to provide current income by investing in a broad range of fixed-income securities.

Various factors demonstrate the similarity between Target Fund and Acquiring Fund.  The two funds have similar investment styles:  Morningstar categorized both funds as “Intermediate-Term Bond” funds as of June 30, 2006 (the “comparison date”), a randomly selected date that reflects the funds’ portfolios composed without reference to the Transaction(1).    As of the comparison date each fund invested at least 86% of its net assets in bonds, between 10% and 13.5% in cash, and less than 0.15% in other assets.

A comparison of the funds’ portfolios indicates that, consistent with the funds’ shared goals and strategies, the funds hold securities with similar characteristics.  As of the comparison date, the funds had similar overall yields(2) (4.95% for Target Fund and 4.6% for Acquiring Fund)(3).   In addition, the average coupons of the funds’ portfolios were also very similar (5.76% for Target Fund and 5.39% for Acquiring Fund) as of the comparison date(4).

 With respect to duration(5) and maturity, the funds’ portfolios are also similar.  As of the comparison date, the funds had somewhat similar average durations: 3.7 years for Target Fund and 4.7 years for Acquiring Fund(6), placing both funds within the Morningstar intermediate-term category for bond portfolios(7).  Both funds similarly diversified their holdings among securities of varying maturities so that the overlap between funds in securities of different maturities was  82.76%.  That overlap consisted of 8.64% in securities with maturities of 1-3 years (8.64% for Target Fund and 11.96% for Acquiring Fund), 9.33% in securities with maturities of 3-5 years (12.51% for Target Fund and 9.33% for Acquiring Fund), 5.84% in securities with maturities of 5-7 years (6.48% for Target Fund and 5.84% for Acquiring Fund), 2.29% in securities with maturities of 7-10 years (2.29% for Target Fund and 4.75% for Acquiring Fund), 5.77% in securities with maturities of 10-15 years (7.42% for Target Fund and 5.77% for Acquiring Fund), 8.21% in securities with maturities of 15-20 years (8.64% for Target Fund and 8.21% for Acquiring Fund), 29.81% in securities with maturities of 20-30 years (29.81% for Target Fund and 41.27% for Acquiring Fund), and 12.87% in securities with maturities of 30 years and over (24.20% for Target Fund and 12.87% for Acquiring Fund).

In addition, Target and Acquiring Fund both invest primarily in "high quality" fixed income securities(8).   As of the comparison date, the average credit rating of Target Fund was AA, while that of Acquiring Fund was AAA(9).  Target Fund focused primarily on AA rated securities, investing 62.% of its assets in such securities as of the comparison date, while Acquiring Fund focused primarily on AAA rated securities, investing 82.3% of its assets in such securities as of the comparison date.  As of the comparison date, each fund also invested between 11-14% in BBB–A rated "medium quality" fixed-income securities.  Neither fund invested in significant amounts of securities with credit ratings of below investment grade.  Although the total overlap between Target and Acquiring Fund across individual credit ratings is low (17.4% as a percentage of assets as of the comparison date), both funds similarly invest more than 66% of their assets in AA–AAA rated "high quality" fixed-income securities.

The funds’ portfolios also similarly diversified their holdings among different kinds of fixed-income securities.  As of the comparison date, the funds shared a total overlap of 86.04% over the fixed-income classes, consisting of 50.97% in mortgage securities (50.97% for Target Fund and 59.06% for Acquiring Fund), 18.59% in U.S. credit securities, which includes U.S. corporate, asset-backed, convertible and municipal securities (30.27% for Target Fund and 18.59% for Acquiring Fund), 5.55% in U.S. government securities (5.55% for Target Fund and 10.85% for Acquiring Fund), 0.05% in foreign securities, which includes foreign corporate and foreign government securities (0.05% for Target Fund and 0.63% for Acquiring Fund), and the remaining overlap of 10.88% consisting of cash (13.15% for Target Fund and 10.88% for Acquiring Fund).

Consistent with the similarity of investment strategies, the funds bear somewhat similar risk profiles.  As of the comparison date, the funds had somewhat similar correlations with the Lehman Brothers Aggregate Index, with a beta(10) of 0.75 for the Target Fund and 0.99 for the Acquiring Fund(11).

The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, maturity, credit quality, duration, sector diversification, and risk profile) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

Consistent with the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund’s portfolio assets as they existed prior to any realignment occurring in connection with the Transaction will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund, and the Target Fund will not have realigned its portfolio prior to the Transaction in order for this to be true.  Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction.  After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds’ shared investment strategies, as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

 i. The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

ii. Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

iii. Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

iv. Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

v. Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

vi. Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

vii. Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

viii. Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

ix. Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks to provide current income by investing in a broad range of fixed-income securities.  The funds’ portfolios are similar in terms of asset allocation, yield, maturity, credit quality, duration, sector diversification, and risk profile.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

 /s/ Ropes & Gray LLP

Ropes & Gray LLP

 1. Unless otherwise noted, all data were obtained from Morningstar.

2. Yield, expressed as a percentage, represents a fund’s income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income. Return of capital is also not considered income.  Morningstar computes yield by dividing the sum of the fund’s income distributions for the past 12 months by the previous month’s net asset value (adjusted upward for any capital gains distributed over the same time period).

3. The overall yield figures were provided by Target Fund and Acquiring Fund, respectively.  Evergreen yield figure is for Institutional Class shares.

4. The average coupon rate figures were provided by Target Fund and Acquiring Fund, respectively

5. Duration is a time measure that determines how a bond’s price will be affected by interest-rate changes, based on the weighted average of the time periods over which a bond's cash flows accrue to the bondholder.   In general, if rates move up by one percentage point--for example, from 6% to 7% -- the price of a bond with a duration of 5 years will move down by 5%, while a bond with a duration of 10 years will move down by about 10%.

6. The average duration figure for Target Fund was provided by Target Fund.

7. When stated in terms of duration, the Morningstar bond classifications are as follows: (1) funds with bonds having an average effective duration of less than 3.5 years qualify as short term; (2) funds with bonds having an average effective duration between 3.5 and 6 years qualify as intermediate term; and (3) funds with bonds having an average effective duration greater than 6 years are long term.

8. Morningstar defines funds with an average credit rating of AA or higher as high quality; from A to BBB, medium quality; and BB or below, low quality.

9. The average credit quality figure for Target Fund was provided by Target Fund.

10. Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the Lehman Brothers Aggregate Index.

11. Beta figures calculated and provided by Target Fund and Acquiring Fund, respectively.